October 16, 2008
VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Attn: Mr. Kevin Rupert
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Chartwell Dividend and Income Fund, Inc. —
Registration Nos. 333-49969 and 811-08747
Dear Mr. Rupert:
This letter is in response to comments you provided to Nancy P. O’Hara by telephone on September 23, 2008 regarding the November 30, 2007 Annual Report to Shareholders and website relating to Chartwell Dividend and Income Fund, Inc. (the “Fund”). Your comments and the Fund’s responses are listed below:
1.	Comment: You recommended that the Fund include the year-to-date estimate of the return of capital component of the Fund’s distributions in its monthly press releases that include the Section 19(a) notices.
Response: The Fund has considered this comment and believes that information provided in the Section 19(a) notices contained in its monthly press releases complies with the requirements of Section 19(a) and Rule 19a-1 and that no additional disclosure is required.
2.	Comment: You noted that the Fund’s 1998 Prospectus is posted on the website and should be removed. You also suggested that the Fund could continue to post current information from the Prospectus.
Response: The Prospectus has been removed from the Fund’s website.
3.	Comment: The Fund’s annual report contains a number of graphs that depict economic, market or industry performances or trends. You stated that the Fund should tie the information contained in these graphs to the performance, investment strategy or holdings, as applicable, of the Fund.
Response: Beginning with the annual report for the period ending November 30, 2008, the Fund will augment the information concerning the performance, investment strategy or holdings, as applicable, of the Fund in the narrative accompanying the graphs as appropriate.

U.S. Securities and Exchange Commission
Attn: Mr. Kevin Rupert
October 16, 2008

4.	Comment: The total return chart on page 7 of the annual report shows the total return of the equity portion of the Fund separately from the fixed income portion of the Fund. You stated that the Fund should include in this chart a bar showing the total return of the Fund as a whole.
Response: Beginning with the annual report for the period ending November 30, 2008, the total return of the Fund as a whole will be added to the total return chart.
5.	Comment: You noted that there are only two Section 16 reports listed on the SEC website, as accessed from the link on the Fund’s web-page. You asked us to confirm that the Section 16 reporting of the Fund’s and its investment adviser’s officers and directors is up to date.
Response: Based on available information, I have confirmed that the Fund’s and its investment adviser’s directors and officers have filed all of the required Section 16 reports. Please note that most of those reports are not listed on the SEC’s website because they were filed prior to mandatory website posting of Section 16 reports.
The Fund understands that it is responsible for the adequacy and accuracy of the disclosure in its N-CSR filings. Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings and the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under federal securities laws of the United States.
Please contact Nancy P. O’Hara of Drinker Biddle & Reath LLP at (215) 988-2699 if you have any questions regarding the Fund’s responses.
Sincerely,
/s/ G. Gregory Hagar
G. Gregory Hagar
Chief Compliance Officer
Chartwell Dividend and Income Fund, Inc.

cc:	Winthrop S. Jessup Michael P. Malloy, Esquire